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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For

PRESS RELEASE ISSUED ON NOVEMBER 5, 2002

QUEBECOR WORLD INC. (Formerly known as Quebecor Printing Inc.)

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F         Form 40-F X

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes         No X

QUEBECOR WORLD INC.
(Formerly known as Quebecor Printing Inc.)
Filed in this Form 6-K

Documents index

1.
Press Release issued on November 5, 2002 (#20/02)

November 5, 2002	20/02
For immediate release	Page 1 of 2

ORGANIZATIONAL ANNOUNCEMENT
BY THE RIGHT HONOURABLE BRIAN MULRONEY
CHAIRMAN OF THE BOARD, QUEBECOR WORLD INC.

Montréal, Canada — On behalf of the Board of Directors, I am pleased to announce the appointment of Michel Desbiens to the newly created position of Chief Executive Officer, International Operations.

In this role, Michel will be responsible for the performance and development of all Quebecor World operations outside of North America. The creation of this position is vital to the long term strategic development of Quebecor World and its near term performance. Michel's experience as President and Chief Executive Officer of Donohue Inc. uniquely qualifies him to fulfill this responsibility. Michel will also become of member of the Office of the CEO which oversees the Company`s strategic direction and long-term development.

"Michel accepting to join the Company is great news", said Charles G. Cavell, President and CEO, Quebecor World. "His experience will allow him to meaningfully create value from day one. I very much look forward to working with Michel to increase shareholder value."

Having years of experience in the paper industry and public company administration, Michel will also work with Charles G. Cavell to maximize opportunities for the Company to further improve its competitive advantages in areas such as global procurement, supply-chain initiatives for strategic resources such as paper, manufacturing operations and other projects to sustain and improve margins.

The Right Honourable Brian Mulroney
Chairman of the Board
Quebecor World Inc.

For immediate release	Page 2 of 2

Quebecor World Inc. (NYSE; TSX: IQW) is the largest commercial printer in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World Inc. has approximately 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address:	www.quebecorworld.com

For further information, please contact:

Jeremy Roberts
Vice-President,
Corporate Finance and
Investor Relations
Quebecor World Inc.
(514) 877-5118
(800) 567-7070

Tony Ross
Director, Communications
Quebecor World Inc.
(514) 877-5317
(800) 567-7070

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.
By: /s/ Christian M. Paupe Name: Christian M. Paupe Title: Executive Vice President, Chief Administrative Officer And Chief Financial Officer

Date: November 5, 2002

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ORGANIZATIONAL ANNOUNCEMENT BY THE RIGHT HONOURABLE BRIAN MULRONEY CHAIRMAN OF THE BOARD, QUEBECOR WORLD INC.
SIGNATURES